July 23, 2025

David Wyshner
Chief Financial Officer
Kyndryl Holdings, Inc.
One Vanderbilt Avenue, 15th Floor
New Yor, New York 10017

       Re: Kyndryl Holdings, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           File No. 001-40853
Dear David Wyshner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Edward Sebold